Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2018 First Quarter Report

This announcement is made by China Life Insurance Company Limited pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the first quarter of 2018 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1	The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2	On 26 April 2018, the “Proposal in relation to the 2018 First Quarter Report of the Company” was considered and approved at the twenty-first meeting of the fifth session of the Board of the Company. Of the eleven Directors of the Company, nine attended the Board Meeting. Executive Directors Lin Dairen, Xu Hengping and Xu Haifeng, Non-executive Directors Yuan Changqing and Liu Huimin and Independent Non-executive Directors Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie attended the meeting. Chairman and Executive Director Yang Mingsheng could not attend the meeting due to other business, and gave written authorization to Executive Director Lin Dairen to attend, vote and chair the meeting. Non- executive Director Yin Zhaojun could not attend the meeting due to other business, and gave written authorization to Executive Director Xu Hengping to act as proxy to attend and vote at the meeting.

1.3	The Company’s 2018 first quarter financial report is unaudited.

1.4	Mr. Yang Mingsheng, Chairman of the Company, Mr. Zhao Lijun, Vice President in charge of accounting affairs, Mr. Li Mingguang, Chief Actuary and Ms. Hu Jin, Head of the Accounting Department, confirm that the financial reports in this 2018 first quarter report are true, accurate and complete.

2.	The Company’s Fundamental Information

2.1	Major financial data

(Currency: RMB)
	As at 31 March 2018	As at 31 December 2017	Increase/(decrease) compared to 31 December 2017
Total assets (million)	2,986,319	2,897,591	3.1%
Total equity holders’ equity (million)	335,339	320,933	4.5%
Ordinary share holders’ equity per share (RMB per share)	11.59	11.08	4.6%
	For the three months ended 31 March 2018	For the three months ended 31 March 2017	Increase/(decrease) compared to the same period of 2017
Net cash flows from operating activities (million)	22,782	105,981	-78.5%
Net cash flows from operating activities per share (RMB per share)	0.81	3.75	-78.5%
	For the three months ended 31 March 2018	For the three months ended 31 March 2017	Increase/(decrease) compared to the same period of 2017
Operating income (million)	264,892	271,734	-2.5%
Net profit attributable to equity holders of the Company (million)	13,518	6,149	119.8%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	13,589	6,158	120.7%
Earnings per share (basic and diluted) (RMB per share)	0.48	0.21	121.9%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.48	0.21	122.8%
Weighted average ROE (%)	4.19	2.03	An increase of 2.16 percentage points
Weighted average ROE after deducting non-recurring items (%)	4.21	2.03	An increase of 2.18 percentage points

Note:	In calculating the percentage changes of “Ordinary share holders’ equity per share”, “Net cash flows from operating activities per share”, “Earnings per share (basic and diluted)” and “Basic earnings per share after deducting non-recurring items”, the tail differences of the basic figures have been taken into account.

In the first quarter of 2018, facing the complicated and severe external environment, the Company maintained its strategic consistency and tactical flexibility, sped up its business development, promoted transformation and upgrade and guarded against risks. On the high business base of 2017, the Company significantly controlled its single premiums, achieving the steady development of business operation and the optimization of business structure. Firstly, the Company maintained a steady development in its insurance business. In the first quarter of 2018, the Company achieved revenues from insurance business1 of RMB243,420 million, a decrease of 1.1% year-on-year, and further improved its leading position in the market. In particular, single premiums were RMB9,360 million, a decrease of RMB51,317 million from the corresponding period of 2017 and a decrease of 84.6% year-on-year; first- year regular premiums amounted to RMB61,218 million, an increase of 1.5% year-on-year. Short-term insurance premiums amounted to RMB15,712 million, an increase of 26.1% year- on-year. Renewal premiums amounted to RMB157,130 million, an increase of 39.4% year-on- year. Secondly, the premium structure was further optimized. In the first quarter of 2018, the Company substantially controlled the scale of single premium business. The percentage of first-year regular premiums in premiums from long-term insurance of new policies was 86.74%, an increase of 36.89 percentage points year-on-year. With ten years of efforts, the Company basically completed the historical task of adjusting payment structure. The percentage of renewal premiums in total premiums was 64.55%, an increase of 18.75 percentage points year-on-year. In the first quarter of 2018, the surrender rate was 3.96%, an increase of 1.17 percentage points year-on-year. Thirdly, the Company constantly optimized the structure of its investment assets allocation. As at 31 March 2018, the Company’s investment assets were RMB2,659,494 million. In the first quarter of 2018, the Company constantly optimized the structure of its assets allocation and increased its allocation in fixed income assets with long duration. However, due to the impact of the severe fluctuation of the domestic and overseas stock markets, the equity investment income of the Company declined significantly, and its gross investment yield2 was 3.94%, a decrease of 0.65 percentage point year-on-year. Finally, net profit was significantly improved. Due to the impact of the update of discount rate assumption of reserves of the Company’s traditional insurance contracts, net profit attributable to equity holders of the Company during the reporting period was RMB13,518 million, an increase of 119.8% year-on-year.

For the next stage, the Company will adhere to the operating guideline of “prioritizing value, strengthening sales force, optimizing business structure, achieving stable growth and safeguarding against risk”, implement its overall work arrangement for the year, put more efforts on market expansion, accelerate the development of long-term regular premium business and protection-type insurance products, strengthen investment management, consolidate the foundation for development, speed up transformation and upgrade, and embark on a new journey towards the high-quality business development in all aspects with a new look and strong dynamics.

[1]	Revenues from insurance business is consistent with Premium Income in the attached income statement.
[2]	Gross investment yield = {[(Gross investment income – Interest paid for financial assets sold under agreements to repurchase)/((Investment assets at the beginning of the period – Financial assets sold under agreements to repurchase at the beginning of the period + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2)]/90}x365. The figures for the previous years were adjusted on the same basis.

Non-recurring Items and Amounts

RMB million
Non-recurring items	For the Reporting Period (from January to March)
Gains/(losses) on disposal of non-current assets	(2)
Government subsidies recognized in current gains/(losses)	1
Net non-recurring items other than those mentioned above	(94)
Effect of income tax	24
Attributable to non-controlling interests	—
Total	(71)

Note:	As an insurance company, investment (utilization of insurance funds) is one of the major businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

2.2	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

The total number of shareholders as at the end of the Reporting Period	Number of A shareholders: 140,442
	Number of H shareholders: 28,273
Particulars of the top ten shareholders					Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—
HKSCC Nominees Limited	Overseas legal person	25.90%	7,321,582,354	—	—
China Securities Finance Corporation Limited	State-owned legal person	2.22%	628,448,757	—	—
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	—	—
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	0.18%	50,810,503	—	—
China International Television Corporation	State-owned Legal person	0.07%	18,452,300	—	—
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.06%	16,951,158	—	—

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	—	—
China National Nuclear Corporation	State-owned legal person	0.04%	12,400,000	—	—
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Securities Investment Fund	Other	0.04%	11,854,237	—	—
Details of shareholders

1.  HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relelvant regulations of the Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.  China International Television Corporation and China National Nuclear Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A Shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.

3.  Both Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund and Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund have Industrial and Commercial Bank of China Limited as their fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No.53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.3	Total number of preference share holders, top ten preference share holders, and the particulars of top ten preference share holders with no selling restrictions as at the end of the reporting period

☐ Applicable ☑ Not applicable

3.	Significant Events

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

☑ Applicable ☐ Not applicable

(1)	Changes in key financial indicators and the reasons

				RMB million
Key financial indicators	As at 31 March 2018	As at 31 December 2017	Increase/ (decrease)	Main reasons
Total assets	2,986,319	2,897,591	3.1%	Accumulation of insurance business assets and investment business assets
Total liabilities	2,646,478	2,572,281	2.9%	Increase in insurance reserves
Total equity holders’ equity	335,339	320,933	4.5%	The impact of profit during the reporting period

				RMB million
Key financial indicators	For the three months ended 31 March 2018	For the three months ended 31 March 2017	Increase/ (decrease)	Main reasons
Operating profit	17,968	7,562	137.6%	The impact of the update of discount rate assumption of reserves of traditional insurance contracts
Net profit attributable to equity holders of the Company	13,518	6,149	119.8%	The impact of the update of discount rate assumption of reserves of traditional insurance contracts

(2)	Material changes in major accounting items and the reasons

				RMB million
Key financial indicators	As at 31 March 2018	As at 31 December 2017	Increase/ (decrease)	Main reasons
Securities purchased under agreements to resell	20,502	36,184	-43.3%	The needs for liquidity management
Premiums receivables	35,071	14,121	148.4%	Accumulation of renewal premiums
Unearned premium reserves	18,987	12,289	54.5%	Development of short-term insurance business and the variation of its business schedule

				RMB million
Key financial indicators	For the three months ended 31 March 2018	For the three months ended 31 March 2017	Increase/ (decrease)	Main reasons
Fair value gains/(losses)	(735)	1,926	N/A	Fluctuation of the market value of the financial assets at fair value through profit or loss
Surrenders	88,145	57,548	53.2%	An increase in the surrender of certain bancassurance products
Policyholder dividends resulting from participation in profits	5,151	3,950	30.4%	Due to increased cost in policyholder dividends to be paid
Income tax	4,214	1,262	233.9%	The combined impact of the taxable income and deferred tax

3.2	Explanation and analysis of significant events and their impacts and solutions

☐      Applicable            ☑     Not applicable

3.3	Undertakings were not implemented in due time during the reporting period

☑      Applicable            ☐     Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

3.4	Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐      Applicable            ☑   Not applicable

This announcement is published in both Chinese and English. The Chinese version announcement shall prevail.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

Hong Kong, 26 April 2018

4.	Appendix

4.1	Balance sheet as at 31 March 2018 (unaudited)

	RMB million (Unless otherwise stated)
ASSETS	As at 31 March 2018 Group	As at 31 December 2017 Group	As at 31 March 2018 Company	As at 31 December 2017 Company

Assets
Cash fund	61,342	50,189	57,415	44,176
Financial assets at fair value through profit or loss	148,315	136,808	138,664	127,543
Securities purchased under agreements to resell	20,502	36,184	20,366	35,760
Interest receivables	46,615	50,395	46,147	50,044
Premiums receivables	35,071	14,121	35,071	14,121
Receivables from reinsurers	25	64	25	64
Unearned premium reserves receivable from reinsurers	453	527	453	527
Claim reserves receivable from reinsurers	128	104	128	104
Reserves for life insurance receivables from reinsurers	348	281	348	281
Reserves for long-term health insurance receivables from reinsurers	2,162	2,070	2,162	2,070
Other receivables	21,908	22,078	20,308	20,967
Loans	397,006	383,504	394,786	381,253
Term deposits	448,172	449,400	443,255	444,279
Available-for-sale financial assets	831,565	810,734	818,129	797,108
Held-to-maturity investments	742,161	717,037	741,476	716,346
Long-term equity investments	165,335	161,472	175,617	171,537
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	4,098	3,064	1,388	1,401
Constructions in progress	17,971	16,696	11,995	10,951
Fixed assets	25,522	25,384	24,316	24,743
Intangible assets	6,477	6,406	5,658	5,694
Other assets	4,800	4,728	4,661	4,577
Separate account assets	10	12	10	12

Total Assets	2,986,319	2,897,591	2,948,031	2,859,211

Yang Mingsheng	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.1	Balance sheet as at 31 March 2018 (unaudited) (continued)

	RMB million (Unless otherwise stated)
LIABILITIES AND EQUITY	As at 31 March 2018 Group	As at 31 December 2017 Group	As at 31 March 2018 Company	As at 31 December 2017 Company

Liabilities
Short-term borrowings	979	780	—	—
Financial liabilities at fair value through profit or loss	2,145	2,529	—	—
Securities sold under agreements to repurchase	91,092	87,309	89,920	85,316
Premiums received in advance	3,166	18,505	3,166	18,505
Brokerage and commission payable	7,630	5,659	7,630	5,659
Reinsurance payable	938	790	938	790
Salary and welfare payable	8,616	10,962	7,937	10,103
Taxes payable	9,990	6,887	9,776	6,720
Claims payable	47,348	44,820	47,348	44,820
Policyholder dividends payable	85,959	83,910	85,959	83,910
Other payable	11,412	10,254	10,479	9,722
Policyholder deposits	236,487	232,488	236,487	232,488
Unearned premium reserves	18,987	12,289	18,987	12,289
Claim reserves	11,733	13,778	11,733	13,778
Reserves for life insurance	1,977,127	1,915,324	1,977,127	1,915,324
Reserves for long-term health insurance	88,863	83,742	88,863	83,742
Long-term borrowings	18,047	18,014	—	—
Deferred tax liabilities	5,587	4,871	5,262	4,501
Other liabilities	20,362	19,358	13,807	13,047
Separate account liabilities	10	12	10	12

Total liabilities	2,646,478	2,572,281	2,615,429	2,540,726

Equity
Share capital	28,265	28,265	28,265	28,265
Other equity instruments	7,791	7,791	7,791	7,791
Capital reserve	55,172	55,142	54,515	54,485
Accumulated other comprehensive income	(2,686)	(3,544)	(3,366)	(4,335)
Surplus reserve	63,536	63,536	63,488	63,488
General reserve	30,553	30,541	30,172	30,172
Retained earnings	152,708	139,202	151,737	138,619

Attributable to equity holders of the Company	335,339	320,933

Non-controlling interests	4,502	4,377

Total equity	339,841	325,310	332,602	318,485

Total liabilities and equity	2,986,319	2,897,591	2,948,031	2,859,211

Yang Mingsheng	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.2	Income statement for the first quarter of 2018 (unaudited)

	RMB million (Unless otherwise stated)
	For the three months		For the three months
	ended 31 March		ended 31 March
	2018	2017	2018	2017
	Group	Group	Company	Company

1. Operating income	264,892	271,734	263,866	271,020
Premiums earned	235,657	240,152	235,657	240,152
Premium income	243,420	246,208	243,420	246,208
Including: Reinsurance premium income	3	1	3	1
Less: Premiums ceded to reinsurers	(991)	(674)	(991)	(674)
Change in unearned premium reserves	(6,772)	(5,382)	(6,772)	(5,382)
Investment income	28,173	28,217	28,069	28,050
Including: Share of profit of associates and joint ventures	1,417	1,443	1,588	1,415
Fair value gains/(losses)	(735)	1,926	(676)	1,765
Foreign exchange gains/(losses)	100	45	(319)	17
Gains/(losses) on disposal of assets	(1)	—	(1)	—
Other gains	1	6	1	4
Other operating income	1,697	1,388	1,135	1,032

2. Operating expenses	(246,924)	(264,172)	(246,523)	(263,941)
Surrenders	(88,145)	(57,548)	(88,145)	(57,548)
Claims expense	(57,819)	(81,446)	(57,819)	(81,446)
Less: Claims recoverable from reinsurers	452	266	452	266
Increase in insurance contracts reserve	(64,879)	(87,763)	(64,879)	(87,763)
Less: Insurance reserves recoverable from reinsurers	183	101	183	101
Policyholder dividends resulting from participation in profits	(5,151)	(3,950)	(5,151)	(3,950)
Tax and surcharges	(135)	(137)	(126)	(132)
Underwriting and policy acquisition costs	(18,635)	(21,763)	(18,635)	(21,763)
Administrative expenses	(7,429)	(6,782)	(7,022)	(6,440)
Less: Expenses recoverable from reinsurers	59	83	59	83
Other operating expenses	(4,916)	(4,420)	(4,931)	(4,536)
Impairment losses	(509)	(813)	(509)	(813)

3. Operating profit	17,968	7,562	17,343	7,079

Add: Non-operating income	6	23	6	23
Less: Non-operating expenses	(101)	(40)	(101)	(40)

4. Net profit before income tax	17,873	7,545	17,248	7,062

Less: Income tax expenses	(4,214)	(1,262)	(4,130)	(1,181)

Yang Mingsheng	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.2	Income statement for the first quarter of 2018 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months		For the three months
	ended 31 March		ended 31 March
	2018	2017	2018	2017
	Group	Group	Company	Company

5. Net profit	13,659	6,283	13,118	5,881

According to operating continuity:
– Net profit from continuing operations	13,659	6,283	13,118	5,881
– Net profit from discontinuing operations	—	—	—	—
According to ownership of the company:
– Equity holders of the Company	13,518	6,149
– Non-controlling interests	141	134

6. Earnings per share
Basic earnings per share	RMB0.48	RMB0.21
Diluted earnings per share	RMB0.48	RMB0.21

7. Other Comprehensive income	842	(659)	969	(871)
Other comprehensive income attributable to equity holders of the Company (net of tax)	858	(647)
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)	858	(647)	969	(871)
Fair value gains/(losses) on available-for-sale financial assets	(506)	(3,224)	(407)	(3,446)
Less: Amount transferred to net profit from other comprehensive income	1,434	1,908	1,441	1,905
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	(332)	867	(332)	867
Share of other comprehensive income of associates and joint ventures under the equity method	324	(197)	324	(197)
Exchanges differences on translating foreign operations	(62)	(1)	(57)	—
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax)	—	—	—	—
Other comprehensive income attributable to non-controlling interests (net of tax)	(16)	(12)

8. Total Comprehensive income	14,501	5,624	14,087	5,010

Attributable to equity holders of the Company	14,376	5,502
Attributable to non-controlling interests	125	122

Yang Mingsheng	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3	Cash flow statement for the first quarter of 2018 (unaudited)

	RMB million (Unless otherwise stated)
	For the three months		For the three months
	ended 31 March		ended 31 March
	2018	2017	2018	2017
	Group	Group	Company	Company

1. Cash flows from operating activities
Premiums received	207,189	203,514	207,189	203,514
Net increase in policyholder deposits	4,033	23,403	4,033	23,403
Net cash received from financial assets at fair value through profit or loss	—	51,270	—	52,438
Cash received from other operating activities	2,101	1,423	1,006	948

Sub-total of cash inflows from operating activities	213,323	279,610	212,228	280,303

Cash paid for claims	(143,436)	(135,079)	(143,436)	(135,079)
Net cash paid for reinsurance business	(293)	(59)	(293)	(59)
Cash paid for brokerage and commission fees	(16,664)	(18,864)	(16,664)	(18,864)
Cash paid for policyholder dividends	(3,546)	(4,842)	(3,546)	(4,842)
Cash paid to and for employees	(6,127)	(4,914)	(5,704)	(4,646)
Net cash paid for financial assets at fair value through profit or loss	(11,416)	—	(11,341)	—
Net cash paid for financial liabilities at fair value through profit or loss	(13)	(407)	—	—
Cash paid for taxes and surcharges	(1,572)	(1,545)	(1,389)	(1,287)
Cash paid for other operating activities	(7,474)	(7,919)	(6,605)	(8,013)

Sub-total of cash outflows from operating activities	(190,541)	(173,629)	(188,978)	(172,790)

Net cash flows from operating activities	22,782	105,981	23,250	107,513

Yang Mingsheng	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3	Cash flow statement for the first quarter of 2018 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months		For the three months
	ended 31 March		ended 31 March
	2018	2017	2018	2017
	Group	Group	Company	Company

2. Cash flows from investing activities
Cash received from sales and redemption of investments	191,851	190,638	185,990	189,562
Cash received from investment income	33,386	25,517	32,198	25,186
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	13	21	13	21
Net cash received from securities purchased under agreements to resell	15,682	2,872	15,394	3,306
Net cash received from the disposal of subsidiaries and other business units	—	1,169	351	1,169

Sub-total of cash inflows from investing activities	240,932	220,217	233,946	219,244

Cash paid for investments	(243,158)	(349,675)	(237,521)	(346,813)
Net increase in policy loans	(8,556)	(1,597)	(8,556)	(1,597)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(2,344)	(2,016)	(1,526)	(1,113)
Net cash paid for the acquisition of subsidiaries and other business units	(753)	—	—	—
Cash paid for other investing activities	(299)	—	—	—

Sub-total of cash outflows from investing activities	(255,110)	(353,288)	(247,603)	(349,523)

Net cash flows from investing activities	(14,178)	(133,071)	(13,657)	(130,279)

Yang Mingsheng	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3	Cash flow statement for the first quarter of 2018 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the three months		For the three months
	ended 31 March		ended 31 March
	2018	2017	2018	2017
	Group	Group	Company	Company

3. Cash flows from financing activities
Cash received from investment	16	2,888	—	—
Including: Cash received from the investment of non-controlling interests by subsidiaries	16	2,888
Cash received from borrowings	734	—	—	—
Net cash received from securities sold under agreements to repurchase	3,783	10,882	4,604	10,839

Sub-total of cash inflows from financing activities	4,533	13,770	4,604	10,839

Cash paid for dividends and interests	(1,905)	(1,130)	(882)	(1,091)

Sub-total of cash outflows from financing activities	(1,905)	(1,130)	(882)	(1,091)

Net cash flows from financing activities	2,628	12,640	3,722	9,748

4. Effect of changes in foreign exchange rate on cash and cash equivalents	(124)	20	(84)	17

5. Net increase/(decrease) in cash and cash equivalents	11,108	(14,430)	13,231	(13,001)

Add: Opening balance of cash and cash equivalents	48,586	67,046	44,186	62,606

6. Closing balance of cash and cash equivalents	59,694	52,616	57,417	49,605

Yang Mingsheng	Zhao Lijun	Li Mingguang	Hu Jin
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department